SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 18, 2005

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated January 18, 2005, announcing that Dassault Systemes has formed a partnership with the engineering and architecture schools at Princeton.

Dassault Systèmes Forms Partnership
with Engineering School at Princeton

Princeton to use CATIA V5 for engineering, architecture studies

Princeton, N.J. USA and Paris, France – January 18, 2005 — Dassault Systèmes (Nasdaq: DASTY, Euronext Paris: #13065, DSY.PA) today announced a new partnership with the engineering and architecture schools at Princeton University whereby the company will provide selected PLM (Product Lifecycle Management) solutions for education and research.

Princeton faculty members will integrate CATIA V5, the world’s leading 3D product-development application, in their aerospace and mechanical engineering and architecture curricula. Dassault Systèmes will work closely with Princeton engineers and architects to adapt curricula to coincide with the continuing evolution of industrial processes that CATIA V5 is helping to define.

Dassault Systèmes works closely with Gehry Technologies, which provides advanced building delivery technologies to the Architecture, Engineering and Construction (AEC) industry. Therefore, the new partnership will provide a unique teaching opportunity for the architecture school at Princeton, where Frank Gehry is designing a new science library.

“It was essential for us to choose CATIA V5 as the key application for our engineering and architecture students,” said Professor David Srolovitz, chairman of the Department of Mechanical and Aerospace Engineering at Princeton. “This partnership will give our engineering and architecture students the opportunity to learn and use the leading tools in their respective fields of study.”

“Our partnership is an excellent example of the fruitful collaboration that can and should exist between academe and private industry,” said Maria Klawe, dean of the School of Engineering and Applied Science at Princeton. “We look forward to working with Dassault Systèmes to bring the latest design and visualization tools to our students.”

“We share with Princeton University a passion for building the future,” said Philippe Forestier, executive vice president, alliances, marketing, and communication, Dassault Systèmes. “I welcome our partnership with this world-class academic institution for the emergence of those leaders who will drive innovation-centric PLM business transformations to create value.”

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About Princeton School of Engineering and Applied Science
The Princeton School of Engineering and Applied Science is a small but highly influential center for teaching and research with deep strengths in core engineering disciplines as well as an emphasis on multidisciplinary approaches to addressing global societal problems. The engineering school is known for its success in educating well rounded students who go on to become leaders in both technical and non-technical fields. The school is committed to the idea that research and teaching go hand-in-hand; as cornerstone of its curriculum, undergraduate students work alongside faculty members and graduate students on cutting-edge projects with substantial potential for real-world impact.

About Dassault Systèmes
As world leader in three-dimensional product lifecycle management (PLM) solutions, the Dassault Systèmes group brings value to more than 70,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets 3D PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes 3D PLM integrated solutions for product development (CATIA®, ENOVIA®, DELMIA®, SMARTEAM®), mainstream 3D product design tools (SolidWorks®), and 3D components (ACIS®) from Spatial Corp. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. Information about Dassault Systèmes is available at http://www.3ds.com

Princeton Media Contact: Steven Schultz +1 609-258-5729 sschultz@princeton.edu	Dassault Systèmes Press Contacts: Anthony Maréchal +33 1 55 49 84 21 anthony_marechal@ds-fr.com Derek Lane (Americas) +1(818) 673-2243 derek_lane@ds-us.com	Dassault Systèmes Investor Contact: Harriet Keen Financial Dynamics, +44 207 831 3113

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: January 18, 2005	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration